UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

March 31, 2026

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a virtual session held on March 31, 2026, IFS’ 2026 Annual Shareholders’ Meeting at first call approved the following:

1.
The 2025 Results Presentation.
2.
The Annual Report for the fiscal year 2025.
3.
The Audited Separate and Consolidated Financial Statements for the fiscal year 2025.
4.
To acknowledge the results of IFS’ participation in the S&P Global 2025 Corporate Sustainability Assessment (CSA) and the Company’s progress in matters of sustainability (ESG).
5.
The Net Profit Allocation and Dividend Distribution for the fiscal year 2025, as follows:

(i)
To distribute US$1.80 (One and 80/100 US Dollars) per share in circulation as dividend on the 2025 net profits. The total amount of dividends which will be distributed by IFS will be US$207’796,869.00 (Two Hundred Seven Million Seven Hundred Ninety Six Thousand Eight Hundred Sixty Nine and 00/100 US Dollars), equivalent to PEN 723'964,291.60 (Seven Hundred Twenty Three Million Nine Humdred Sixty Four Thousand Two Hundred Ninety One and 60/100 Peruvian Soles) based on exchange rate of PEN 3.484 per dollar.
(ii)
To set April 24, 2026 as Record Date, and May 5, 2026 as Payment Date.
(iii)
To allocate PEN 900,000,000.00 (Nine Hundred Million and 00/100 Peruvian Soles) to the establishment of voluntary reserves, noting that these reserves would be constituted and governed under the provisions of Article 184 of the General Law of the Financial and Insurance System and the Organic Law of the Superintendence of Banking and Insurance, as well as Resolution SBS No. 11823-2010, and could not be reduced without prior approval from the Peruvian Superintendency of Banking and Insurance (SBS).
(iv)
To allocate PEN 308'505,785.91 (Three Hundred Eight Million Five Hundred Five Thousand Seven Hundred Eighty Five and 91/100 Peruvian Soles) to IFS Retained Earnings account after the dividend distribution is made and the voluntary reserves are established.
6.
IFS' 2026 Dividend Policy, which approves distribution to shareholders of a minimum of 20% (twenty percent) of the net profits of the company registered in said period, to be distributed in one or more opportunities; as long as the decision of the distribution of dividends does not affect the company’s and/or its subsidiaries’ compliance with legal and/or equity requirements, and economic and financial conditions allow it; being that the way, method and opportunity for dividends payment will be set forth in the corresponding distribution agreement.
7.
The appointment of Tanaka, Valdivia, Arribas & Asociados S. Civil de R.L. as external auditors for IFS and its subsidiaries for the period 2027 - 2029.
8.
That Juan Antonio Castro Molina, identified with DNI No. 09337988 and Jorge Antonio Calle Brush, identified with DNI No. 43593753, either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document, minutes or public deeds, of a clarifying, modifying, corrective or supplementary nature, that may be necessary to register the resolutions adopted in the meeting before the Public Registries both in Panama and Peru.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 31, 2026	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel